UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Forbearance and Repayment Agreement

Reference is made to the previous disclosures on the Form 6-K of X3 Holdings Co., Ltd. (the “Company”) (the “Previous Disclosure”) filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2024 and December 13, 2024, in relation to, among others, entry into the SEPA with YA II PN, LTD. (the “Investor”).

Pursuant to the SEPA, the Company has issued to the Investor (i) a convertible promissory note, issued on May 16, 2024 and amend and restated on May 22, 2024, in the principal amount of $4,756,986.10; (ii) a convertible promissory note, issued on June 17, 2024 in the principal amount of $1,500,000.00 (collectively referred to as the “Notes”); and entered into a Registration Rights Agreement, dated as of May 16, 2024 (together with the Notes, collectively referred to as the “Transaction Documents”). Subsequently, the Company and the Investor entered into an Omnibus Agreement dated December 5, 2024 to amend the Transaction Documents.

On February 16, 2025, the Company entered into a forbearance and repayment agreement (the “Forbearance Agreement”) with the Investor, pursuant to which the Investor agreed (a) to forbear from exercising certain of its rights and remedies as stipulated under the Transaction Documents and (b) to forbear from exercising conversion right under the outstanding Notes into the Company’s ordinary shares in connection with the outstanding amounts under the Notes as set forth in the Forbearance Agreement, subject to the conditions, amendments and modifications contained in the Forbearance Agreement for the period commencing from February 16, 2025 to June 30, 2025, so long as (i) the Company strictly complies with the terms of this Forbearance Agreement and (ii) that there is no occurrence or existence of any event of default as defined in the Transactions Documents or in the Forbearance Agreement, other than the existing defaults as stated in the Forbearance Agreement.

In addition, the Forbearance Agreement does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investor under the Transaction Documents in conjunction therewith as in effect prior to the date of the Forbearance Agreement.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 13, 2025	X3 HOLDINGS CO., LTD.

	By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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